Filed by WPS Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: WPS Resources Corporation
Commission File Number: 1-11337
August 3, 2006
Companies Make First Filing in Process
to Combine WPS Resources and Peoples Energy
Yesterday, WPS Resources Corporation and Peoples Energy Corporation filed an application with the Illinois Commerce Commission (ICC) to combine the two companies.
This is one of several regulatory approvals necessary to complete the merger.
“The overall result of the combination of WPS Resources and Peoples Energy will be larger, stronger, and more diversified regulated operations in the Midwest, said Larry Weyers, Chairman, President and CEO of WPS Resources, who will serve as President and CEO of the combined company. “In a consolidating industry, in which size, scale and diversity of the customer base matter, we are convinced that both companies have found the best possible partner, and that both companies’ customers, employees, shareholders and the communities they service will benefit from the merger in ways that would not be possible but for the merger.”
The ICC application indicates that Peoples Gas and North Shore Gas will not ask for a base delivery rate increase to be effective until 2008 and then not again until 2010, at the earliest. The cost savings identified from the combination of the companies are expected to limit delivery rate increases after 2008 for Peoples Gas and North Shore Gas from what otherwise may have been necessary without the merger.
The combination of the companies will enable the realization of substantial benefits for all of its customers, employees and shareholders in the form of economies, efficiencies and operating effectiveness across the corporate, shared services, and regulated operating areas. These synergies relate to a variety of operational functions and will result in benefits that will accrue to utility customers now, and in the future.
The companies expect the savings to come from the following areas:
•	Corporate and Headquarters Staffing — position reductions related to redundancies in staffing levels

•	Utility Back Office Staffing — position reductions related to redundancies in operating support areas

•	Corporate and Administrative Programs — reductions in non-labor programs and expenses such as administrative costs for insurance and shareholder services

•	Information Technology — consolidation of operating environments including data centers, network servers, workstations and applications

•	Supply Chain — improved strategic sourcing of materials and contract services

•	Gas Supply — integration of portfolio supply management which allows for improved commodity costs.
The companies are seeking expedited approval of the application by January 1, 2007 in order to begin realizing the anticipated benefits of the merger for all stakeholders as soon as possible and to minimize the uncertainty associated with the pending merger.
(continued on back)

Transition Update — continued

The combination also requires the following approvals:
•	The shareholders of both companies

•	Expiration or early termination of the applicable Hart-Scott-Rodino waiting period

•	Federal Energy Regulatory Commission

•	Public Service Commission of Wisconsin approval of an amendment to its affiliated interest agreement.
Transition Teams Meet to Plan for Future
Kicking off the process of combining WPS Resources with Peoples Energy, about 70 employees of the two companies met earlier this week in Milwaukee to begin to lay the ground work for the transition.
Members of the various teams were provided an overview of the project management process that will be utilized to guide the transition. This process has been used successfully by WPS in its two prior utility transactions. The attendees shared some background information with the group about their “regular” job and the role they will each be playing on the transition team.
On the second day of meetings, teams gathered individually to discuss and think about the work involved in their respective areas. Each team is required to submit a “charter” which will detail the scope of their work, timeline, budget, etc. From there, they will determine if additional team members are necessary in order to achieve their goals.
All the teams are being asked to complete their work in order to hit a target transaction close date of January 1, 2007. This, of course, depends on the companies receiving all necessary shareholder and regulatory approvals.
Keeping Yourself Informed: Key to Managing Change
One of the speakers at the kick-off meeting reminded us that we can’t manage the change around us, but we can manage how we react to change. Keeping ourselves informed and engaged is key to doing that successfully.
You can keep informed in several ways. You can talk with your work group leader or supervisor and ask questions about what’s on your mind. You can watching for future editions of Transition Update and suggest topics we should include here. WPS employees can send a question to transition@wpsr.com and Peoples Energy employees can submit questions via PeoplesNet by clicking the “Answering Your Questions” link. You can monitor our intranets for updates as they occur. ■

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312 240-4366.
Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended